Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Letter to the editor of the Harrisburg Patriot-News

Verizon’s acquisition of MCI is hardly a death knell for telecom competition in Pennsylvania, as your coverage would lead readers to believe (“Now hear this,” Feb. 15).

Rather, the Verizon-MCI deal is a strategic response to the sea change that has occurred in the communications industry. New providers—cable, wireless and Internet-based phone companies—and new technologies— wireless, e-mail, text and instant messaging—all carry phone traffic that once rode exclusively on the wired telephone network. Competition from these new providers and new technologies has effectively eliminated the distinction between local and long-distance calling and broken the communications market wide open.

However, some shortsighted critics stubbornly focus only on competition in Pennsylvania’s ever-shrinking traditional wired telephone business, thereby ignoring how these real-world technologies have reshaped the market and given consumers and businesses more choices, better service and lower prices.

The Verizon-MCI deal creates a strong competitor in this radically changed market and will help our company become a national broadband service provider. We will be better positioned to compete in this market and continue to bring advanced communications services to Pennsylvania businesses and consumers faster and more economically. And that’s good for Pennsylvanians.

Ronald F. Weigel

Director of Government Relations

Verizon Pennsylvania

Harrisburg

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at

www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec/.